+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5    Filed pursuant to Section 16(a) of the Securities and
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

         Mack                       Fredric                          H.
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c/o Mack-Cali Realty Corporation
11 Commerce Drive
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                                   (Street)

    Cranford,                   New Jersey                          07016
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Mack-Cali Realty Corporation (CLI)
                                             ----------------------------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Statement for Month/Year       07/98
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [ ] Director    [ ] Officer             [ ] 10% Owner    [X] Other
                        (give title below)                       (specify below)

                Member of Advisory Board
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X
    ____ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            Print of Type Responses

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Units of Limited Partnership                            4/26/98(1)(2)       J(1)(2)                    (1)(2)
Interest(1)(2)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited Partnership                            7/22/98             J(3)                  6,654
Interest(3)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited Partnership
Interest(1)
-----------------------------------------------------------------------------------------------------------------------------
Units of Limited Partnership
Interest(1)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units                                 6/9/98(4)          J(4)                       (4)
of Limited Partnership Interest(4)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units
of Limited Partnership Interest(4)
-----------------------------------------------------------------------------------------------------------------------------
Series B Preferred Units
of Limited Partnership Interest(4)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
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

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                               (1)                  Common   (1)                                   (1)         D
                                                    Stock
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                               (3)                  Common                                  257,798(2)         D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
                                                                                             39,495            I      Fredric Mack,
                                                                                                                      Charitable
                                                                                                                      Trust A
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                                                                                             23,874            I      Fredric Mack,
                                                                                                                      4/30/92
                                                                                                                      Trust
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                               (4)                  Common     (4)                           15,964(4)         D
                                                    Stock
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                                                                                              2,535(4)         I      Fredric Mack,
                                                                                                                      Charitable
                                                                                                                      Trust A
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                                                                                              1,492(4)         I      Fredric Mack,
                                                                                                                      4/30/92
                                                                                                                      Trust
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

FORM 4 (continued)

Explanation of Responses:

(1) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis.

(2) Prior to April 26, 1998, 115,424 of the reporting person's 251,144 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of April 26, 1998, the conditions had been satisfied for the conversion of 18,534 of the reporting person's contingent Units into ordinary Units. As of June 9, 1998, such conditions had been satisfied for the conversion of an additional 411 contingent Units into ordinary Units, and, accordingly, 96,479 of the reporting persons Units remained contingent.

(3) The 6,654 Units were acquired in connection with a property acquisition. Beginning on July 22, 1999, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis.

(4) The Series B Preferred Units of Limited Partnership Interest (the "Series B Preferred Units") are immediately convertible into Units. Prior to June 9, 1998, 621 of the reporting person's 15,964 Series B Preferred Units were contingent and convertible, in whole or in part, into ordinary Series B Preferred Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Series B Preferred Units shall not be entitled to any rights associated with the ordinary Series B Preferred Units. As of June 9, 1998, the conditions had been satisfied for the conversion of 544 of the reporting person's contingent Series B Preferred Units into ordinary Series B Preferred Units and, accordingly, 77 of the reporting person's Series B Preferred Units remained contingent. Currently, the reporting person's 15,887 ordinary Series B Preferred Units are convertible into 458,499 Units, the 2,535 Series B Preferred Units held by the Charitable Trust are convertible into 73,160 Units and the 1,492 Series B Preferred Units held by the 4/30/92 Trust are convertible into 43,059 Units. Any Units received upon conversion of Series B Preferred Units shall be redeemable into an equal number of Shares of Common Stock beginning on December 11, 2000.

                              /s/ Fredric H. Mack               8/10/98
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.